Marubeni
CORPORATION

03 SEP 23 AM 7:21

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

03032172

SUPPL

Date: 2003/9/17

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*General Meeting of Shareholders Resolution
*1Q FY2003 Financial Results
*Annual Report 2003
*News Release --- COCO Phase IV
Bank Loan for Pakistan
GIS Jakarta

Investor Relations Section
Finance Dept.
Marubeni Corporation

dlw 9/23

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN

Please note that (i) this translation does not fully reflect the contents of the Notice of Resolution of the 79th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only and that (ii) this translation is not the official document pursuant to the Commercial Code of Japan.

June 26, 2003

To our shareholders:

Notice of Resolution of the 79th Ordinary General Meeting of Shareholders

This is to inform you that at the 79th Ordinary General Meeting of Shareholders held today the following were duly reported and resolved.

Matters to Report

Business Report, Balance Sheet and Statement of Operations for the 79th Fiscal Year (from April 1, 2002 to March 31, 2003)

The above documents were duly reported.

Matters for Resolution

1. To approve the proposed appropriation of profit for the 79th fiscal year
   It was approved as proposed, therefore 3 yen dividend per share shall be paid.
2. To amend certain parts of the Articles of Incorporation
   It was approved as proposed.
3. To elect 11 Directors due to expiration of the term of office of all 9 incumbent Directors
   Messrs. Tohru Tsuji, Nobuo Katsumata, Katsuo Koh, Shigeki Kuwahara, Toshio Nakagawa, Yuji Kato and Kazuo Ogawa were re-elected and Messrs. Akira Matsuda, Makoto Isogai, Tomoyuki Nakayama and Susumu Watanabe were newly elected.
4. To elect 4 Corporate Auditors due to expiration of the term of office of all 4 incumbent Corporate Auditors
   Messrs. Inoshin Kitamura, Hiroaki Shinoda and Tatechika Umeda were re-elected and Mr. Toshihiko Mori was newly elected.
   Messrs. Hiroaki Shinoda and Tatechika Umeda are Outside Corporate Auditors as set forth in Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.
5. To amend the total remuneration to the Directors
   It was approved that the total remuneration to Directors be "within 35,000,000 yen per month". The remuneration to Directors described above shall not include any salary paid or to be paid for employee services to Directors who are concurrently serving as employees.
6. To grant retirement remuneration to the retiring Directors and the retiring Corporate Auditor
   It was approved that retirement remuneration be granted to the retiring Directors, Messrs. Yuichi Ishimaru and Kenichi Nishida, and the retiring Corporate Auditor, Mr. Yasuo Ota in an amount to be determined in accordance with the Corporation standards, and that the determination of the amount, timing and manner of granting of such remuneration be left to the discretion of the Board of Directors, in the case of the retiring Directors, and to consultation among the Corporate Auditors, in the case of the retiring Corporate Auditor.

Financial Results for the 1st Quarter FY2003 (US GAAP Basis)

August 7, 2003
Marubeni Corporation

Operating Results

(Unit: billions of yen)

	1st quarter FY2002 results	1st quarter FY2003 results	Variance	FY2003 Yearly prospects	Progress
Total volume of trading transactions	1,939.2	1,783.1	-156.1	8,200.0	22%
Gross trading profit	104.3	90.9	-13.4	420.0	22%
Selling, general and administrative expenses	-84.1	-78.0	6.1	-335.0	23%
Provision for doubtful accounts	-2.9	2.6	5.5	-8.0	-
Operating profit	17.4	15.5	-1.9	77.0	20%
Interest expense, net of interest income	-6.1	-6.0	0.1	-26.0	23%
Dividends	2.3	2.2	0.0	5.0	44%
Gain (Loss) on investment securities	9.7	1.9	-7.8	-10.0 (Gain on investment securities, property and equipment, Other-net combined)	-
Gain (Loss) on property and equipment	0.1	0.3	0.2		
Other-net	-0.9	-0.2	0.7		
Income (loss) before income taxes and equity in earnings (losses)	22.4	13.7	-8.7	46.0	30%
Provision (benefit) for income taxes	-15.6	-7.2	8.4	-26.0	28%
Equity in earnings (losses) of affiliated companies	3.3	4.1	0.8	13.0	32%
Net income (loss)	10.1	10.6	0.5	33.0	32%
Core earnings(*1)	25.8	19.2	-6.6	103.0	19%

(*1) Core earnings=Adjusted operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

Financial Condition

	March 31, 2003	June 30, 2003	Variance	March 31, 2004 Prospects
Total assets	4,321.5	4,256.7	-64.8	4,200.0
(Current assets)	(2,202.1)	(2,118.0)	(-84.0)	-
(Fixed assets)	(2,119.4)	(2,138.6)	(+19.2)	-
Shareholders' equity	260.1	281.4	+21.4	290.0
Interest-bearing debt	2,745.0	2,764.2	+19.3	2,550.0
Net interest-bearing debt	2,264.1	2,300.6	+36.5	2,200.0
D/E ratio(*2)	8.71 times	8.18 times	-0.53 times	7.59 times

(*2) D/E ratio is calculated based on net interest-bearing debt.

Outline of Financial Results for the 1st Quarter FY2003

◆ Major Financial Indicators

	1st quarter FY2002	1st quarter FY2003	Variance
1) Foreign Exchange rate (YEN/USD)	127.04	118.50	(8.54 yen appreciation)
2) Short-term Prime Rate (Japan)	1.375	1.375	
Long-term Prime rate (Japan)	2.087	1.358	(0.729% down)

◆ Main Items

1) Total Volume of Trading Transactions…1,783.1 billion yen
<Prospect for 1st Half: 3,900.0 billion yen; Progress 46%>
Total volume of trading transactions fell by 156.1 billion yen, compared to the previous year's total. In real terms, however, the decrease amounted to 117.0 billion, considering the decrease due to liquidation and divestiture of subsidiaries by 39.1 billion. (Influence of appreciated yen summing to a decrease of 60.0 billion yen).
By segment, decrease by 84.9 billion in Plant and Ship, 83.6 billion fall in Telecom & Information, and decrease by 38.3 billion in Utility & Infrastructure were main factors.

2) Gross Trading Profit…90.9 billion yen
Gross trading profit fell by 13.4 billion yen over the previous year. However, due to a decrease of 4.2 billion from liquidation and divestiture of subsidiaries, the decrease in real terms amounted to 9.2 billion yen.
By segment, this change was primarily accounted for by decrease in the gross trading profits of Telecom & Information (3.7 billion), Energy (2.4 billion), Forest Products & General Merchandise (1.5 billion), Agri-marine Products (1.5 billion), and Chemicals (1.3

3) Selling, General and Administrative Expenses… 78.0 billion yen
Selling, General and Administrative Expenses fell by 6.1 billion yen over the previous year. However, a decrease by 4.6 billion in liquidation and divestiture of subsidiaries amounted to a decrease by 1.5 billion, in real terms.

4) Provision for Doubtful Accounts… 2.6 billion yen (reversal)
Provision for doubtful accounts declined by 5.5 billion yen over the previous year, due to reversal of provisions for decreased doubtful receivables.

5) Financial Expenses-net… -3.7 billion yen
An improvement in Interest Expense-net resulted in a 0.1 billion yen improvement compared to the previous year.

6) Gain on Investment Securities… 1.9 billion yen
Gain decreased by 7.8 billion yen compared to the same period in the previous year in which Vectant Inc. recognized equity exchange gains.

7) Gain on Property and Equipment… 0.3 billion yen
Gain on sales of leased property lead to a 0.2 billion yen improvement compared to the previous year.

8) Other-net… -0.2 billion yen
Main items were liquidation losses of subsidiaries and affiliated companies of 1.4 billion yen, and foreign exchange rate gains brought on by the increased yen of 0.8 billion. With this improved foreign exchange gain as a main factor, a 0.7 billion improvement was achieved over the previous year.

9) Equity in Earnings (Losses) of Affiliated Companies… 4.1 billion yen
Equity in earnings (losses) of affiliated companies improved 0.8 billion yen over the previous year's figure.

10) Net Income (Loss)… 10.6 billion yen
<Prospect for 1st Half 15.0 billion yen; Progress 71%>
Net income climbed 0.5 billion yen, over the previous year.

11) Shareholders' Equity… 281.4 billion yen
Increase in retained earnings of 6.1 billion yen, (Net profit for the period: +10.6 billion, Dividend paid: -4.5 billion), unrealized gains on investment securities of 9.4 billion, and an upward shift in currency translation adjustments of some 5.8 billion resulted in an increase of 21.4 billion compared to the previous year.

12) Net Interest-bearing debt… 2,300.6 billion yen
Seasonal increase in working capital and new investments resulted in a 36.5 billion yen increase over the previous year.

Financial Prospects for FY2003

The 1st Half and Yearly Financial Prospects for FY2003, announced on May 9, 2003, have not been changed.

Summary of Consolidated Financial Results

for the 1st Quarter of FY2003

(April 1, 2003 - June 30, 2003)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

August 7, 2003

Summary of Consolidated Financial Results for the 1st Quarter of FY 2003

(US GAAP basis)

Company name : **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Director
Enquiries : (Tokyo) Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

1. Consolidated financial results for the 1st Quarter of FY 2003 (April 1, 2003 - June 30, 2003)

(Unit: billions of yen)

	1st Quarter		Variance
	FY2003	FY2002	
Total volume of trading transactions	1,783.1	1,939.2	-156.1
Gross trading profit	90.9	104.3	-13.4
Operating profit	15.5	17.4	-1.9
Net income	10.6	10.1	+0.5

(Unit: billions of yen)

	At the end of		Variance
	June 2003	March 2003	
Total assets	4,256.7	4,321.5	-64.8
Net interest bearing debt (less cash and cash equivalents, and time deposits)	2,300.6	2,264.1	+36.5
Shareholders' equity	281.4	260.1	+21.4

(Note 1) The results of the 1st quarter are not audited by independent public accountants.
(Note 2) Total Volume of Trading Transactions are calculated according to the Japanese Accounting Standard.
(Note 3) (End June 2003) Number of subsidiaries: 333 Number of affiliated companies accounted for by equity method: 157
(End March 2003) Number of subsidiaries: 327 Number of affiliated companies accounted for by equity method: 157

2. An outline of consolidated financial results

Total volume of trading transactions for the 1st quarter decreased by 8.0% from the same period of the previous year, to ¥ 1,783.1 billion, mainly in Plant & Ship, Telecom & Information, Utility & Infrastructure, notwithstanding the increase mainly in Energy and Transportation & Industrial machinery. Gross trading profit for the period was ¥ 90.9 billion, decreased by 12.9%, due to decline mainly in Telecom & Information, Energy, and Forest products & General merchandise.

Operating profit decreased to ¥ 15.5 billion by 10.8% from the same period of the previous year, due to decrease in gross trading profit, in spite of a decrease in SG&A expenses.

Net income increased to ¥ 10.6 billion by 4.9%, compared to the same period of the previous year.

Total assets as of June 30, 2003 was ¥ 4,256.7 billion, down by ¥ 64.8 billion or 1.5%, and net interest-bearing debt increased by ¥ 36.5 billion or 1.6%, to ¥ 2,300.6 billion from the end of March 2003.

Shareholders' equity increased by ¥ 21.4 billion or 8.2%, to ¥ 281.4 billion.

3. Prospect for FY2003

Prospects for the interim and yearly financial results for FY2003 have been unchanged from the announcement on May 8, 2003.

	Total Volume of Trading Transactions	Net Income
	Billions of yen	Billions of yen

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen				
	1st Quarter				**Reference**
	FY2003	FY2002	Variance	Ratio	Yearly results for FY2002
Total volume of trading transactions	**¥ 1,783,105**	¥ 1,939,163	¥ -156,058	-8.0%	¥ 8,793,303
Gross trading profit	¥ **90,880**	¥ 104,316	¥ -13,436	-12.9%	424,643
(ratio)	**(5.10%)**	(5.38%)			(4.83%)
Expenses:					
Selling, general and administrative expenses	**- 77,982**	- 84,050	6,068	-7.2 %	**- 345,612**
Provision for doubtful accounts	**2,598**	- 2,903	5,501	-	**- 5,660**
Total	**- 75,384**	- 86,953	11,569	-13.3 %	**- 351,272**
Operating profit	**15,496**	17,363	- 1,867	-10.8 %	**73,371**
Other income (expenses):					
Interest expense, net of interest income	**- 5,964**	- 6,113	149	-2.4 %	**- 23,513**
Dividends	**2,237**	2,274	- 37	-1.6 %	**6,797**
Gain (loss) on investment securities	**1,906**	9,730	- 7,824	-	**- 12,732**
Gain (loss) on property and equipment	**287**	110	177	-	**8,530**
Other - net	**- 240**	- 924	684	-	**- 19,287**
Total	**- 1,774**	5,077	- 6,851	-	**- 40,205**
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**13,722**	22,440	- 8,718	-38.9 %	**33,166**
Provision for income taxes	**- 7,202**	- 15,600	8,398	-53.8 %	**- 16,274**
Income (loss) before equity in earnings (losses) of affiliated companies	**6,520**	6,840	- 320	- 4.7 %	16,892
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**4,091**	3,271	820	25.1 %	13,420
Net income (loss)	¥ **10,611**	¥ 10,111	¥ 500	4.9 %	¥ 30,312

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	June 2003	March 2003	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	¥ 463,642	¥ 480,842	¥ - 17,200
Investment securities	11,112	13,290	- 2,178
Notes and accounts receivable - trade:	983,559	1,032,419	- 48,860
Inventories	410,517	397,714	12,803
Other current assets	249,205	277,809	- 28,604
Total current assets	2,118,035	2,202,074	- 84,039
Investments and long-term receivables:			
Investments	1,061,152	1,017,063	44,089
Long-term receivables, less accumulated depreciation	236,106	245,887	- 9,781
Total investments and long-term receivables	1,297,258	1,262,950	34,308
Property and equipment, at cost	459,528	460,331	- 803
Other assets	381,859	396,127	- 14,268
Total assets	¥ 4,256,680	4,321,482	¥ - 64,802

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	June 2003	**March 2003**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 1,022,355**	¥ 963,325	**¥ 59,030**
Notes and accounts payable-trade	**782,127**	849,385	**- 67,258**
Other current liabilities	**263,551**	293,190	**- 29,639**
Total current liabilities	**2,068,033**	2,105,900	**- 37,867**
Long-term debt, less current portion	**1,853,167**	1,902,327	**- 49,160**
Other liabilities	**21,739**	20,543	**1,196**
Minority interests in consolidated subsidiaries	**32,334**	32,661	**- 327**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	87,765	**-**
Retained earnings	**70,916**	64,786	**6,130**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**1,027**	- 8,363	**9,390**
Currency translation adjustments, net of reclassification, others	**- 72,243**	- 78,078	**5,835**
Accumulated other comprehensive loss - total	**-71,216**	- 86,441	**15,225**
Treasury stock	**- 97**	- 98	**1**
Total shareholders' equity	**281,407**	260,051	**21,356**
Total liabilities and shareholders' equity	**¥ 4,256,680**	¥ 4,321,482	**¥ - 64,802**

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.
(Note 3) Comprehensive income for the period is 25,836 million yen.

Segment Information

◆ 1st Quarter of FY2003 (April 1, 2003-June 30, 2003)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 190,092	¥ 77,074	¥ 184,165	¥ 131,656	¥ 510,329
Gross trading profit	¥ 13,025	¥ 5,404	¥ 9,424	¥ 6,305	¥ 6,811
Segment net income (loss)	¥ 1,996	¥ 420	¥ 1,504	¥ 1,193	¥ 1,551
Segment assets (as of June 30, 2003)	¥ 356,858	¥ 116,944	¥ 309,762	¥ 147,708	¥ 319,051

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 117,233	¥ 162,362	¥ 38,495	¥ 117,964	¥ 34,365
Gross trading profit	¥ 3,296	¥ 14,199	¥ 2,802	¥ 2,710	¥ 5,679
Segment net income (loss)	¥ 1,393	¥ 987	¥ 2,764	¥ - 226	¥ - 108
Segment assets (as of June 30, 2003)	¥ 172,842	¥ 330,540	¥ 270,119	¥ 373,680	¥ 360,525

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 4,765	¥ 36,553	¥ 34,960	¥ 250,239	¥ - 107,147	¥ 1,783,105
Gross trading profit	¥ 1,305	¥ 5,087	¥ 1,083	¥ 14,663	¥ - 913	¥ 90,880
Segment net income (loss)	¥ 699	¥ -1,822	¥ 85	¥ 857	¥ - 682	¥ 10,611
Segment assets (as of June 30, 2003)	¥ 175,316	¥ 164,651	¥ 61,124	¥ 508,835	¥ 588,725	¥ 4,256,680

◆ 1st Quarter of FY2002 (April 1, 2002-June 30, 2002)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 206,656	¥ 82,231	¥ 177,335	¥ 133,509	¥ 449,609
Gross trading profit	¥ 14,477	¥ 5,623	¥ 10,938	¥ 7,599	¥ 9,199
Segment net income (loss)	¥ 2,590	¥ 413	¥ 1,296	¥ 1,459	¥ 3,463
Segment assets (as of March 31, 2003)	¥ 347,483	¥ 123,868	¥ 299,009	¥ 147,420	¥ 348,338

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 108,626	¥ 127,400	¥ 76,783	¥ 202,814	¥ 31,007
Gross trading profit	¥ 3,416	¥ 13,427	¥ 3,065	¥ 3,004	¥ 6,824
Segment net income (loss)	¥ 72	¥ 1,731	¥ 2,153	¥ - 612	¥ 45
Segment assets (as of March 31, 2003)	¥ 157,820	¥ 292,581	¥ 232,197	¥ 392,244	¥ 376,963

	Finance & Logistics	IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 11,867	¥ 120,177	¥ 43,715	¥ 247,695	¥ - 80,261	¥ 1,939,163
Gross trading profit	¥ 1,860	¥ 8,752	¥ 2,034	¥ 14,692	¥ - 594	¥ 104,316
Segment net income (loss)	¥ 2,145	¥ 97	¥ 528	¥ 1,283	¥ - 6,552	¥ 10,111
Segment assets (as of March 31, 2003)	¥ 169,504	¥ 245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

◆ Variance

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ - 16,564	¥ - 5,157	¥ 6,830	¥ - 1,853	¥ 60,720
Gross trading profit	¥ - 1,452	¥ - 219	¥ - 1,514	¥ - 1,294	¥ - 2,388
Segment net income (loss)	¥ - 594	¥ 7	¥ 208	¥ - 266	¥ - 1,912
Segment assets	¥ 9,375	¥ - 6,924	¥ 10,753	¥ 288	¥ - 29,287

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 8,607	¥ 34,962	¥ - 38,288	¥ - 84,850	¥ 3,358
Gross trading profit	¥ - 120	¥ 772	¥ - 263	¥ - 294	¥ - 1,145
Segment net income (loss)	¥ 1,321	¥ - 744	¥ 611	¥ 386	¥ - 153
Segment assets	¥ 15,022	¥ 37,959	¥ 37,922	¥ - 18,564	¥ - 16,438

	Finance & Logistics	Telecom & Information / IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 7,102	¥ - 83,624	¥ - 8,755	¥ 2,544	¥ - 26,886	¥ - 156,058
Gross trading profit	¥ - 555	¥ - 3,665	¥ - 951	¥ - 29	¥ - 319	¥ - 13,436
Segment net income (loss)	¥ - 1,446	¥ - 1,919	¥ - 443	¥ - 426	¥ 5,870	¥ 500
Segment assets	¥ 5,812	¥ - 80,452	¥ 360	¥ 17,464	¥ - 48,092	¥ - 64,802

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) From this fiscal year, ***IT Business*** has been renamed to ***Telecom & Information***, transferring a part of its business to ***Transportation & Industrial Machinery*** and ***Utility & Infrastructure***.
Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

	Transportation & Industrial Machinery	Utility & Infrastructure	Telecom & Information
Total volume of trading transactions	140,434	38,495	58,481
Gross trading profit	13,495	2,802	5,791

Marubeni NEWS

Marubeni Signed the Turnkey Contract for COCO Phase IV

Marubeni Corporation

August 04, 2003

Marubeni Corporation (Ohtemachi, Chiyoda-ku,Tokyo) got an order of Turnkey Construction Contract for 37 MW Co-generation Power Plant from GLOW SPP PUBLIC COMPANY LIMITED (GLOW), who is the 99% subsidiary of Tractebel (Belgian Company) and is one of the biggest independent power producer in Thailand. The Contract Price is about JPY 3 billion. The financing for the project is GLOW's own finance based on the positive cash retained by GLOW through his operation in Thailand. The period of construction will be 18 months. Under the contract, engineering and procurement of the major components will be handled by Toshiba Engineering Corporation (Kawasaki, Kanagawa-ken).

This power plant is located at Eastern Seaboard Industrial Estate in Map Ta Phut, Rayong, and is the 4th phase of power plant construction project built by GLOW (formerly The Cogeneration Company Limited "COCO"). Out of such phases, Marubeni have previously been awarded the contract for the phase 3 of the project (530MW, about JPY40billion) in 1996 & 1997 and have successfully completed the projects.

Taking advantage of its know-how and experience in South-East Asia and its credibility established towards GLOW, Marubeni aims to get an order of the expansion contract from GLOW within this year (additional identical Cogeneration Plant - Stage 2), and further, starting from this contract, to establish its strong business basis in Thailand towards the emerging electricity market in the country where, after the recovery from currency crisis in 1997, the increase in electricity demand is now foreseen.

Marubeni NEWS

Marubeni Arranges European Investment Bank Loan for Pakistan

Marubeni Corporation

August 18, 2003

Marubeni Corporation has assisted the major Chinese construction company, CPECC, to win the contract for the White Oil Pipeline Project (approximately US$320 million) and has brokered the first loan to a Pakistani company from the European Investment Bank.

This project calls for the construction of a pipeline from Karachi, Pakistan's commercial capital, to Mahmood Kot, which is located 782 km north of Karachi. The project is managed by the BOO method by PAPCO (Pak-Arab Pipeline Company Ltd.), headquartered in Islamabad. PAPCO is a consortium led by PARCO (Pak-Arab Refinery Company Ltd., head office: Karachi, president: Mr Shahid Hak), which owns and operates the largest petroleum refinery in the country. PAPCO, which is also headed by Dr. Hak, is co-owned by Shell, Caltex, and Pakistan State Oil.

PARCO completed a pipeline between the two cities in 1981, and had used it to transport petroleum products. After a petroleum refinery was constructed in Mahmood Kot in 2001 and it began operating, the pipeline was used to transport only crude oil to the refinery. Since then, petroleum products have been shipped by truck. As truck transportation could not cover the robust annual increases in the demand for petroleum products in Northern Pakistan, and from the point of view of alleviating air pollution and traffic congestion on principal roads, it has become necessary to construct a pipeline for petroleum products alongside the original pipeline.

Marubeni and JGC Corporation received an order from PARCO in October 1997 for the construction of a new petroleum refinery with a capacity of 100,000 barrels per day. The project was granted a loan of $500 million from JBIC (Japan Bank for International Cooperation), and has become a project symbolic of the cooperation between Pakistan and Japan. Recognizing Marubeni's track record in the petrochemical field, PARCO requested us to act as an intermediary for the realization of the pipeline project.

<Pipeline construction>

Five companies from around the world tendered their bids for the pipeline construction. With Marubeni's assistance, CPECC (head office: Beijing, president: Mr Zhang Weijiu), was awarded the contract. The construction began in January 2003 and is scheduled for completion in around August 2004.

<EIB loan>

By arranging for an EIB loan of $50 million, with preferable terms including a repayment period of 15 years and a low interest rate, Marubeni helped improve the economics of the project. In this two-step loan arrangement, the loan agreement was concluded between EIB and PARCO, and PARCO will re-lend the loan to PAPCO.

conducted a nuclear experiment in 1998, and it was obliged to seek rescheduling of its foreign debt. The loan by EIB is significant as it is anticipated to encourage loans from other international financial institutions to Pakistan. Marubeni has worked between EIB and PARCO for over two years since the project was first introduced, in order to meet the stringent environmental criteria imposed by EIB. The result of this effort was the conclusion of the loan agreement.

Marubeni NEWS

Marubeni Receives Order for Three GIS Substations in Jakarta from PLN

Marubeni Corporation

August 20, 2003

Marubeni has received an order from the state-owned Indonesian power utility company PLN for three 150 KV gas insulated switchgear (GIS) substations (two new constructions and one expansion), including equipment, civil & building works and installation, in Jakarta, the capital of Indonesia. Marubeni and PLN concluded the agreement on August 1.

The contract is valued at some \3,600 million. The 150 KV GIS equipment will be supplied by Japan AE Power Systems Corporation. Headed by Masakazu Mori and located at 3-8-3 Nishishinbashi, Minato-ku, Tokyo, Japan AE Power Systems is a joint venture that was formed by combining the power transmission and distribution systems operations of Hitachi, Fuji Electric, and Meidensha.

The demand for electric power has soared in Indonesia since 2000. In the Jakarta metropolitan area, where the greatest amount of electricity is consumed in Indonesia, there are concerns that demand for electricity may outstrip supply in or after 2004. The project calls for building substations in three locations in Jakarta to accommodate greater electricity supply capacity from improvement of power generation infrastructure, and thereby contribute to consistent distribution of power to users.

Marubeni has an extensive track record serving the Indonesian electric power market before the economic crisis, including the Muara Tawar combined power plant (1,095 MW) and boilers at Suralaya steam power plant units No. 1 through 7 (3,400 MW). Marubeni is organizing its efforts to cater to the electricity market of the resurging country.

Marubeni has supplied many GIS substations to PLN with the cooperation of Hitachi in the past. This experience helped Marubeni win the order. Marubeni will continue to work in collaboration with Hitachi and Japan AE Power Systems to win additional orders for GIS substations in Indonesia.